

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 26, 2017

Adrian Dario Rivera Tchernikov
Chief Executive Officer
Rivex Technology Corp.
Rua da Moeda 19
Evora, Portugal 7000-513

>   **Re: Rivex Technology Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed July 19, 2017**
>   **File No. 333-218713**

Dear Mr. Tchernikov:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 10, 2017 letter.

General

1.   We note your response to prior comment 2 and the new risk factor added on page 12. Please revise your disclosure throughout to avoid implying that you will be subject to the periodic reporting requirements beyond the requirements under Section 15(d) of the Exchange Act. In this regard, we refer to the disclosure on page 6 regarding reduced disclosure requirements for emerging growth companies and reference to proxy statements, as well as the risk factors on pages 10 and 13.

Prospectus Summary

Our Company, page 5

2.   Please include a brief description of the material terms of the Application Development Agreement, including the name of the counterparty, the purpose of the agreement, the

obligations and rights of the parties, termination provisions, and the duration of the agreement.

Summary Financial Information, page 6

3.   Please revise the Financial Summary caption to state that this information is unaudited.

You may contact Laura Veator at (202) 551-3716 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin at (202) 551-3579 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: Jackson L. Morris, Esq.